Condensed Consolidated Interim Financial Statements

PREPARED BY MANAGEMENT

Three Months Ended March 31, 2023 and 2022

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		March 31,	December 31,
	Notes	2023	2022

ASSETS

Current assets
Cash and cash equivalents		$61,650	$83,391
Other investments	4	13,132	8,647
Accounts and other receivables	5	15,610	13,136
Income tax receivable		1,861	4,024
Inventories	6	23,305	19,184
Prepaid expenses		22,304	16,951
Loans receivable	8 (c)	1,000	1,000
Total current assets		138,862	146,333

Non-current deposits		497	565
Non-current income tax receivable		3,570	3,570
Non-current other investments	4	-	1,388
Non-current IVA receivable	5	12,055	10,154
Non-current loans receivable	8 (c)	2,722	2,729
Right-of-use leased assets		809	806
Mineral properties, plant and equipment	8, 9	243,430	233,892
Total assets		$401,945	$399,437

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$35,453	$39,831
Income taxes payable		4,677	6,616
Loans payable	9	5,607	6,041
Lease liabilities		312	261
Total current liabilities		46,049	52,749

Loans payable	9	7,329	8,469
Lease liabilities		786	812
Provision for reclamation and rehabilitation		8,766	7,601
Deferred income tax liability		14,620	12,944
Other non-current liabilities		1,020	968
Total liabilities		78,570	83,543

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued, issuable
and outstanding 191,276,399 shares (Dec 31, 2022 - 189,995,563 shares)	Page 4	661,029	657,866
Contributed surplus	Page 4	3,973	6,115
Retained earnings (deficit)	Page 4	(341,627)	(348,087)
Total shareholders' equity		323,375	315,894
Total liabilities and shareholders' equity		$401,945	$399,437

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited - prepared by management)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended
		March 31,	March 31,
	Notes	2023	2022

Revenue	11	$55,461	$57,740

Cost of sales:
Direct production costs		26,516	26,721
Royalties		6,535	4,317
Share-based payments	10 (b)(c)	132	127
Depreciation, depletion and amortization		6,253	6,306
		39,436	37,471

Mine operating earnings		16,025	20,269

Expenses:
Exploration and evaluation	12	4,164	3,216
General and administrative	13	4,917	4,297
Care and maintenance costs		-	190
		9,081	7,703

Operating earnings		6,944	12,566

Finance costs		400	298

Other income (expense):
Foreign exchange gain (loss)		1,889	811
Gain on asset disposal		62	-
Investment and other		4,082	5,820
		6,033	6,631

Earnings before income taxes		12,577	18,899

Income tax expense:
Current income tax expense		4,445	1,015
Deferred income tax expense		1,676	6,222
		6,121	7,237

Net earnings and comprehensive earnings for the period		$6,456	$11,662

Basic earnings per share based on net earnings		$0.03	$0.07
Diluted earnings per share based on net earnings	10(f)	$0.03	$0.07

Basic weighted average number of shares outstanding		190,274,768	171,557,220
Diluted weighted average number of shares outstanding	10(f)	192,295,971	174,438,202

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited - prepared by management)

(expressed in thousands of US dollars, except share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Earnings (Deficit)	Total Shareholders' Equity

Balance at December 31, 2021		170,537,307	$585,406	$6,331	$(354,330)	$237,407

Public equity offerings, net of issuance costs	10 (a)	9,293,150	43,204	-	-	43,204
Exercise of options	10 (b)	66,700	179	(49)	-	130
Settlement of performance and deferred share units	10 (c)	664,170	806	(2,703)	-	(1,897)
Share-based compensation	10 (b)(c)	-	-	1,527	-	1,527
Earnings for the period		-	-	-	11,662	11,662
Balance at March 31, 2022		180,561,327	$629,595	$5,106	$(342,668)	$292,033

Public equity offerings, net of issuance costs	10 (a)	-	(88)	-	-	(88)
Issued on acquisition of mineral properties	8 (b)	8,577,380	25,589	-	-	25,589
Exercise of options	10 (b)	502,500	2,198	(721)	-	1,477
Issued and issuable for performance share units	10 (c)	350,829	555	(555)	-	-
Issued for deferred share units	10 (d)	3,527	17	(17)	-	-
Share-based compensation	10 (b)(c)	-	-	2,350	-	2,350
Canceled options	10 (b)	-	-	(42)	42	-
Settlement of performance and deferred share units	13 (c)	-	-	(6)	-	(6)
Loss for the period		-	-	-	(5,461)	(5,461)
Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Exercise of options	10 (b)	869,000	2,758	(946)	-	1,812
Settlement of performance and deferred share units	10 (c)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	10 (b)(c)	-	-	1,625	-	1,625
Canceled options	10 (b)	-	-	(4)	4	-
Earnings for the period		-	-	-	6,456	6,456
Balance at March 31, 2023		191,276,399	$661,029	$3,973	$(341,627)	$323,375

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited - prepared by management)

(expressed in thousands of US dollars)

		Three months ended
		March 31,	March 31,
	Notes	2023	2022

Operating activities
Net earnings (loss) for the period		$6,456	$11,662

Items not affecting cash:
Share-based compensation	10 (b)(c)	1,625	1,527
Depreciation, depletion and amortization	8	6,619	6,462
Deferred income tax expense (recovery)		1,676	6,222
Unrealized foreign exchange loss (gain)		1,095	(136)
Finance costs		400	298
Accretion of loans receivable		(93)	-
Loss (gain) on asset disposal		(62)	(59)
Loss (gain) on other investments	4	(3,097)	(5,357)
Performance and deferred share units settled in cash		(2,118)	-
Net changes in non-cash working capital	14	(12,902)	1,114
Cash from (used in) operating activities		(401)	21,733

Investing activities
Proceeds on disposal of property, plant and equipment		-	34
Mineral properties, plant and equipment	8	(20,717)	(12,997)
Purchase of other investments		-	(1,371)
Redemption of (investment in) non-current deposits		68	2
Cash used in investing activities		(20,649)	(14,332)

Financing activities
Repayment of loans payable	9	(1,574)	(1,083)
Repayment of lease liabilities		(63)	(52)
Interest paid	9	(239)	(177)
Public equity offerings	10 (a)	-	46,001
Exercise of options	10 (b)	1,812	130
Proceeds from loans receivable		100	-
Share issuance costs	10 (a)	-	(2,797)
Performance and deferred share units witholding tax settlement		(294)	(1,897)
Cash from (used in) financing activities		(258)	40,125

Effect of exchange rate change on cash and cash equivalents		(433)	185

Increase (decrease) in cash and cash equivalents		(21,308)	47,526
Cash and cash equivalents, beginning of the period		83,391	103,303
Cash and cash equivalents, end of the period		$61,650	$151,014

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2022.

The Board of Directors approved the consolidated financial statements for issue on May 8, 2023.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Gold Corporation S.A. de C.V., EDR Silver de Mexico S.A. de C.V. SOFOM , Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanaceví S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanaceví S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanaceví Mining Services S.A. de C.V., Recursos Humanos Guanaceví S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C.V., Minas Lupycal S.A. de C.V., Metales Interamericanos S.A. de C.V., Oro Silver Resources Ltd., Minera Oro Silver de Mexico S.A. de C.V. disposed of on September 9, 2022 (Note 8 (c)), Terronera Precious Metals S.A. de C.V, Minera Pitarrilla S.A. de C.V. (formerly SSR Durango S.A de C.V.), Endeavour USA Holdings and Endeavour USA Corp. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2022.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2022 and should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended December 31, 2022.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

		March 31,	December 31,
	Note	2023	2022
Balance at beginning of the period		$10,035	$11,200
Investment in marketable securities, at cost		-	2,305
Gain (loss) on marketable securities		3,097	(3,470)
Balance at end of the period		13,132	10,035
Less: Non-Current portion		-	1,388
Current other investments		$13,132	$8,647

The Company holds $12,971 in marketable securities that are classified as Level 1 and $161 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 17) and are classified as financial assets measured at FVTPL. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

During the year ended December 31, 2022, the Company acquired 6,600,000 units of Max Resource Corp ("Max") through a private placement with each unit consisting of one common share and ½ share purchase warrant. At the same time, the Company entered into a collaboration agreement with Max under which acquired shares and warrants of Max have certain transfer restrictions and cannot be liquidated before March 28, 2024. Accordingly, at inception these shares and warrants were classified as non-current and are classified as such in the comparative figures.

5. ACCOUNTS AND OTHER RECEIVABLES

		March 31,	December 31,
	Note	2023	2022

Trade receivables (1)		$5,030	$4,385
IVA receivable (2)	16	9,121	8,062
Other receivables		1,459	689
		$15,610	$13,136

(1) The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(2) The Company's Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado ("IVA"), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

These delays and denials have occurred in Refinadora Plata Guanaceví S.A. de C.V. ("Guanaceví,").  At March 31, 2023, Guanaceví holds $7,448 in IVA receivables which the Company and its advisors have determined to be recoverable from tax authorities (December 31, 2022 $6,402 respectively).

As at March 31, 2023, the total IVA receivable of $21,176 (December 31, 2022 - $18,216) has been allocated between the current portion of $9,121, which is included in accounts receivable, and a non-current portion of $12,055 (December 31, 2022 - $8,062 and $10,154 respectively).  The non-current portion is composed of Guanacevi of $1,625, which is currently under appeal and are unlikely to be received in the next 12 months.  The remaining $10,430 is IVA receivable for Terronera, which may not become recoverable until Terronera recognizes revenue for tax purposes.

The Company is in regular contact with the tax authorities in respect of its IVA filings and believes the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

6. INVENTORIES

	March 31,	December 31,
	2023	2022

Warehouse inventory(1)	$11,709	$9,682
Stockpile inventory	3,052	2,389
Finished goods inventory	7,381	6,138
Work in process inventory	1,163	975
	$23,305	$19,184

(1) The warehouse inventory balances at March 31, 2023 and December 31, 2022 are net of a write down to net realizable value of $1,179 at the Guanacevi mine and $1,038 at the Bolañitos mine.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

7. RELATED PARTY TRANSACTIONS

The Company previously shared common administrative services and office space with a company related by virtue of a former common director and from time to time incurred third party costs on behalf of related parties on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2022. The charges for these costs totaled $nil for the three months ended March 31, 2023 (March 31, 2022 - $6). The Company has a $nil net receivable related to these costs as of March 31, 2023 (December 31, 2022 - $ nil).

The Company was charged $67 for legal services for the three months ended March 31, 2023 by a legal firm in which the Company's corporate secretary is a partner (March 31, 2022 - $276). The Company has $40 payable to the legal firm as at March 31, 2023 (December 31, 2022 - $10).

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT

(a) Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	properties	Plant	equipment	Building	office equipment	Total
Cost

Balance at December 31, 2021	$511,399	$98,185	$87,140	$13,445	$12,045	$722,214

Additions	103,635	5,217	19,877	7,573	1,978	138,280
Disposals	(14,966)	(6,542)	(757)	(662)	(746)	(23,673)
Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	14,382	616	604	997	424	17,023
Disposals	-	-	(117)	-	(38)	(155)
Balance at March 31, 2023	$614,450	$97,476	$106,747	$21,353	$13,663	$853,689

Accumulated amortization and impairment

Balance at December 31, 2021	$444,769	$88,208	$49,445	$9,194	$8,401	$600,017

Amortization	14,786	2,268	5,301	346	1,205	23,906
Disposals	(13,574)	(6,442)	(326)	(159)	(493)	(20,994)
Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929

Amortization	5,085	464	1,457	100	401	7,507
Disposals	-	-	(177)	-	-	(177)
Balance at March 31, 2023	$451,066	$84,498	$55,700	$9,481	$9,514	$610,259

Net book value
At December 31, 2022	$154,087	$12,826	$51,840	$10,975	$4,164	$233,892
At March 31, 2023	$163,384	$12,978	$51,047	$11,872	$4,149	$243,430

Included in mineral properties is $80,400 in acquisition costs for exploration properties and $34,149 for acquisition and development costs for development properties (December 31, 2022 - $80,155 and $26,669 respectively).

As of March 31, 2023, the Company has $15,385 committed for capital equipment purchases.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(b) Acquisition of the Pitarrilla Project

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico, by acquiring all of the issued and outstanding shares of Minera Pitarrilla S.A. de C. V. (formerly SSR Durango, S.A. de C.V.) from SSR Mining Inc. ("SSR") for total consideration of $70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR proposes to sell it.

The acquisition was completed on July 6, 2022. Total consideration included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25,589 at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement, was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing.

The 4,950-hectares Pitarrilla exploration project is located in northern Mexico, consists of five concessions, has significant infrastructure in place and has access to utilities.

The acquisition is outside the scope of IFRS 3 Business Combinations, as the Pitarrilla project did not meet the definition of a business, and as such, the transaction was accounted for as an asset acquisition.  The purchase price is allocated to the underlying assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition.

Pitarilla Project purchase consideration:

Common shares issued	$25,589
Consideration paid in cash	35,067
Acquisition costs	881
Total consideration	$61,537

Fair value summary of assets acquired and liabilities assumed:

Assets:
Current assets	$288
Buildings and equipment	652
Mineral properties	60,811
Total assets	$61,751
Liabilities:
Accounts payable and accrued liabilities	170
Reclamation liability	44
Total liabilities	$214
Net identifiable assets acquired	$61,537

(c) El Compas, Mexico

On September 9, 2022, the Company entered into an agreement to sell its 100% interest in Minera Oro Silver de Mexico, S.A. de C.V. ("MOS") to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO"). Minera Oro Silver holds the El Compas property and the lease on the La Plata processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Grupo ROSGO assumed the Minera Oro Silver loan payable to the Company, in the amount of $5,000 payable in cash payments over a five year period with an initial payment of $250 and subsequent Instalment payments of $500 every six months other than the third payment, which will be $750. The payments are secured by a pledge of the shares of MOS. As of March 31, 2023, the carrying value of the loan receivable is $3,822, consisting of the current portion of $1,000 and non-current portion of $2,722 (December 31, 2022 - $1,000 and $2,729 respectively).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

The carrying value of the net Minera Oro Silver's net assets at the date of the sale was $1,149 resulting in the Company recording a $2,733.

9. LOANS PAYABLE

	March 31,	December 31,
	2023	2022

Balance at the beginning of the period	$14,510	$10,494
Net proceeds from software and equipment financing	-	9,070
Finance cost	218	726
Repayments of principal	(1,574)	(5,054)
Repayments of finance costs	(218)	(726)
Balance at the end of the period	$12,936	$14,510

Statements of Financial Position presentation
Current loans payable	$5,607	$6,041
Non-current loans payable	7,329	8,469
Total	$12,936	$14,510

The Company currently has $25,203 in financing arrangements for equipment, with terms ranging from one to four years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 6.1%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at March 31, 2023 the Company was in compliance with these covenants.  As at March 31, 2023, the net book value of equipment includes $23,268 (December 31, 2022 - $24,379) of equipment pledged as security for the equipment financing.

10. SHARE CAPITAL

(a) Public Offerings

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46,001, less commission of $2,524 and recognized $361 of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2021, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time. Prior to the 2021 amendment, the plan allowed for the granting of up to 7.0% of the issued

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company's stock option plan and changes during the period:

Expressed in Canadian dollars	Three months ended		Year ended
	March 31, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,899,630	$4.09	3,848,200	$3.68
Granted	991,000	$4.12	736,986	$6.24
Exercised	(869,000)	$2.86	(569,200)	$3.57
Expired and forfeited	(1,600)	$6.24	(116,356)	$6.63
Outstanding, end of the period	4,020,030	$4.36	3,899,630	$4.09
Options exercisable at the end of the period	2,955,316	$4.26	3,374,459	$3.74

During the three months ended March 31, 2023, the weighted-average share price at the date of exercise was CAN$4.25 (December 31, 2022 - CAN$6.77).

Subsequent to March 31, 2023, an additional 228,900 common shares were issued on the exercise of 228,900 stock options, with a weighted average exercise price of CAN$3.80 and a weighted average share price at the date of exercise of CAN$5.44.

The following table summarizes the information about stock options outstanding at March 31, 2023:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	March 31, 2023	(Number of Years)	Price	March 31, 2023	Price

$2.00 - $2.99	960,600	1.9	$2.14	960,600	$2.14
$3.00 - $3.99	668,900	0.7	$3.42	668,900	$3.42
$4.00 - $4.99	991,000	4.9	$4.12	198,200	$4.12
$5.00 - $5.99	60,000	2.5	$5.60	60,000	$5.60
$6.00 - $6.99	1,339,530	3.5	$6.56	1,067,616	$6.64
	4,020,030	3.0	$4.37	2,955,316	$4.26

During the three months ended March 31, 2023, the Company recognized share-based compensation expense of $615 (March 31, 2022 - $611) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Three months ended
	March 31, 2023	March 31, 2022
Weighted-average fair value of options in CAN$	$2.21	$3.17
Risk-free interest rate	3.83%	2.19%
Expected dividend yield	0%	0%
Expected stock price volatility	70%	67%
Expected options life in years	3.77	3.80

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(c) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates any new PSUs and DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

Performance Share Units

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
	Number of units	Number of units

Outstanding, beginning of period	1,158,000	1,639,000
Granted	423,000	316,000
Cancelled	-	-
Settled for shares	(611,000)	(797,000)
Outstanding, end of period	970,000	1,158,000

There were 423,000 PSUs granted during the three months ended March 31, 2023 (March 31, 2022 - 256,000) under the SUP.  The PSUs vest at the end of a three-year period if certain pre-determined performance and vesting criteria are achieved. Performance criteria are based on the Company's share price performance relative to a representative group of other mining companies. 231,000 PSUs vest on March 4, 2024, 256,000 PSUs vest on March 24, 2025, 60,000 PSUs vest on or before June 30, 2024, and 423,000 PSUs vest on March 7, 2026.

On March 2, 2023, PSUs granted in 2020 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three-year period and 205,918 PSUs were settled, through the issuance of 411,836 common shares and 405,082 PSUs were settled for $3,297 cash.

On August 16, 2022, vesting was accelerated on a pro-rata basis for 195,000 PSUs granted in 2020 and 67,000 PSUs granted in 2021. During the three months ended March 31, 2023, 350,829 shares were issued for the settlement of these PSUs.

During the three months ended March 31, 2023, the Company recognized share-based compensation expense of $394 related to the PSUs (March 31, 2022 - $428).

Deferred Share Units

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
	Number of units	Number of units

Outstanding, beginning of period	104,596	-
Granted	203,421	109,634
Settled for shares	-	(5,038)
Outstanding, end of period	308,017	104,596

There were 203,421 DSUs granted during the three months ended March 31, 2023 (March 31, 2022 - 98,313) under the SUP. During the three months ended March 31, 2023, the Company recognized share-based compensation expense of $616 related to the DSUs (March 31, 2022 - $488).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(d) Deferred Share Units - Cash Settled

The Company previously had a Deferred Share Unit ("DSU") plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These DSUs vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new DSUs will be granted under this cash settled plan.

Expressed in Canadian dollars	Three months ended		Year ended
	March 31, 2023		December 31, 2022
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,348,765	$3.24
Redeemed	-	$0.00	(304,561)	$3.41
Outstanding, end of period	1,044,204	$3.19	1,044,204	$3.19

Fair value at period end	1,044,204	$5.22	1,044,204	$4.38

During the three months ended March 31, 2023, the Company recognized a mark to market expense on director's compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $653 (March 31, 2022 - a mark to market expense of $625) based on the fair value of new grants and the change in the fair value of the DSUs granted in the current and prior years.  As of March 31, 2023, there are 1,044,204 deferred share units outstanding (December 31, 2022 - 1,044,204) with a fair market value of $4,028 (December 31, 2022 - $3,375) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Three months ended		Year ended
	March 31, 2023		December 31, 2022
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	181,739	$5.12	113,670	$5.40
Granted	-	$0.00	148,030	$4.62
Exercised	-	$0.00	(5,726)	$3.17
Cancelled	(20,643)	$5.06	(74,235)	$4.72
Outstanding, end of period	161,096	$5.12	181,739	$5.12

Exercisable at the end of the period	101,066	$5.18	101,066	$5.18

During the three months ended March 31, 2023, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $4 (March 31, 2022 - an expense of $25) based on the change in the fair value of the SARs granted in prior years.  As of March 31, 2023, there are 161,096 SARs outstanding (December 31, 2022 - 181,739) with a fair market value of $112 (December 31, 2022 - $111) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended
	March 31, 2023	March 31, 2022

Net earnings	$6,456	$11,662
Basic weighted average number of shares outstanding	190,274,768	171,557,220
Effect of dilutive securities:
Stock options	743,186	1,422,669
Equity settled deferred share units	308,017	98,313
Performance share units	970,000	1,360,000
Diluted weighted average number of share outstanding	192,295,971	174,438,202

Diluted earnings per share	$0.03	$0.07

As of March 31, 2023, there are 3,276,844 anti-dilutive stock options (March 31, 2022 - 3,095,818).

11. REVENUE

	Three months ended
	March 31,	March 31,
	2023	2022

Silver sales (1)	$38,620	$41,884
Gold sales (1)	17,497	16,510
Less: smelting and refining costs	(656)	(654)
Revenue	$55,461	$57,740

(1) Changes in fair value from provisional pricing in the period are included in silver and gold sales.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

	Three months ended
	March 31,	March 31,
	2023	2022
Revenue by product
Concentrate sales	$11,785	$14,461
Provisional pricing adjustments	(247)	630
Total revenue from concentrate sales	11,538	15,091
Refined metal sales	43,923	42,649
Total revenue	$55,461	$57,740

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION AND EVALUATION

	Three months ended
	March 31, 2023	March 31, 2022

Depreciation and depletion	$278	$107
Share-based compensation	131	94
Exploration salaries, wages and benefits	429	692
Direct exploration expenditures	1,546	791
Evaluation salaries, wages and benefits	445	621
Direct evaluation expenditures	1,335	911
	$4,164	$3,216

13. GENERAL AND ADMINISTRATIVE

	Three months ended
	March 31,	March 31,
	2023	2022

Depreciation and depletion	$62	$48
Share-based compensation	1,361	1,306
Salaries, wages and benefits	1,167	1,232
Directors' DSU expense (recovery)	653	625
Direct general and administrative	1,674	1,086
	$4,917	$4,297

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended
	March 31,	March 31,
	2023	2022

Net changes in non-cash working capital:
Accounts and other receivables	$(4,375)	$(209)
Income tax receivable	2,163	6
Inventories	(3,093)	2,294
Prepaid expenses	(1,382)	(407)
Accounts payable and accrued liabilities	(4,276)	763
Income taxes payable	(1,939)	(1,327)
	$(12,902)	$1,120

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$(436)	$-
Fair value of exercised options allocated to share capital	$(946)	$(49)
Fair value of performance share units allocated to share capital	$(405)	$(806)
Fair value of capital assets acquired under finance leases	$-	$2,878

Other cash disbursements:
Income taxes paid	$1,859	$353
Special mining duty paid	$2,515	$2,272

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos, and the El Compas mine which was on care and maintenance until the sale of the mine on September 9, 2022. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.  Comparative period figures related to Terronera, previously reported as part of the exploration segment have been reclassified to conform with current period's presentation.

March 31, 2023
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total

Cash and cash equivalents	$32,195	$1,525	$23,846	$3,192	$892	$61,650
Other investments	13,132	-	-	-	-	13,132
Accounts and other receivables	922	792	6,876	7,017	3	15,610
Loans receivable	3,722	-	-	-	-	3,722
Income tax receivable	19	-	1,774	68	-	1,861
Inventories	130	-	16,958	6,190	27	23,305
Prepaid expenses	2,247	216	1,786	654	17,401	22,304
Non-current deposits	76	2	324	95	-	497
Non-current income tax receivable	3,570	-	-	-	-	3,570
Non-current IVA receivable		-	1,625	-	10,430	12,055
Right-of-use leased assets	487	-	-	256	66	809
Mineral properties, plant and equipment	549	81,857	68,807	27,406	64,811	243,430
Total assets	$57,049	$84,392	$121,996	$44,878	$93,630	$401,945

Accounts payable and accrued liabilities	$6,907	$603	16,808	$4,208	$6,927	$35,453
Income taxes payable	-	82	3,862	733	-	4,677
Loans payable	-	-	781	1,604	10,551	12,936
Lease obligations	752	-	-	280	66	1,098
Provision for reclamation and rehabilitation	-	44	4,511	3,524	687	8,766
Deferred income tax liability	-	-	14,322	298	-	14,620
Other non-current liabilities	-	11	505	492	12	1,020
Total liabilities	$7,659	$740	$40,789	$11,139	$18,243	$78,570

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

December 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total

Cash and cash equivalents	$38,466	$1,935	$32,997	$7,371	$2,622	$83,391
Other investments	10,035	-	-	-	-	10,035
Accounts and other receivables	383	669	5,824	6,246	14	13,136
Loans receivable	3,729	-	-	-	-	3,729
Income tax receivable	17	-	3,934	73	-	4,024
Inventories	120	-	14,094	4,942	28	19,184
Prepaid expenses	1,685	144	1,155	536	13,431	16,951
Non-current deposits	150	2	321	92	-	565
Non-current IVA receivable	-	-	1,505	-	8,649	10,154
Non-current income tax receivable	3,570	-	-	-	-	3,570
Right-of-use leased assets	512	-	-	294	-	806
Mineral properties, plant and equipment	616	81,660	67,261	28,106	56,249	233,892
Total assets	$59,283	$84,410	$127,091	$47,660	$80,993	$399,437

Accounts payable and accrued liabilities	$6,837	$743	19,875	$5,327	$7,049	$39,831
Income taxes payable	65	282	5,539	730	-	6,616
Loans payable	-	-	1,025	2,092	11,393	14,510
Lease obligations	780	-	293	-	-	1,073
Provision for reclamation and rehabilitation	-	44	4,103	3,203	251	7,601
Deferred income tax liability	-	-	12,647	297	-	12,944
Other non-current liabilities	-	69	443	437	19	968
Total liabilities	$7,682	$1,138	$43,925	$12,086	$18,712	$83,543

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

Three months ended March 31, 2023
	Corporate	Exploration	Guanaceví	Bolanitos	Terronera	Total
Silver revenue	$-	$-	$35,491	$3,129	$-	$38,620
Gold revenue	-	-	8,433	9,064	-	17,497
Less: smelting and refining costs	-	-	-	(656)	-	(656)
Total revenue	$-	$-	$43,924	$11,537	$-	$55,461

Salaries, wages and benefits:
mining	$-	$-	$1,930	$2,069	$-	$3,999
processing	-	-	1,069	577	-	1,646
administrative	-	-	1,656	716	-	2,372
share-based compensation	-	-	66	66	-	132
change in inventory	-	-	(113)	(294)	-	(407)
Total salaries, wages and benefits	-	-	4,608	3,134	-	7,742

Direct costs:
mining	-	-	7,153	3,407	-	10,560
processing	-	-	4,851	1,450	-	6,301
administrative	-	-	1,726	980	-	2,706
change in inventory	-	-	(127)	(534)	-	(661)
Total direct production costs	-	-	13,603	5,303	-	18,906

Depreciation and depletion:
depreciation and depletion	-	-	2,728	2,497	-	5,225
change in inventory	-	-	745	283	-	1,028
Total depreciation and depletion	-	-	3,473	2,780	-	6,253

Royalties	-	-	6,471	64	-	6,535

Total cost of sales	$-	$-	$28,155	$11,281	$-	$39,436

Earnings (loss) before taxes	$716	$(2,384)	$15,769	$256	$(1,780)	$12,577

Current income tax expense (recovery)		-	4,339	106	-	4,445
Deferred income tax expense (recovery)	-	-	1,676		-	1,676
Total income tax expense (recovery)	-	-	6,015	106	-	6,121

Net earnings (loss)	$716	$(2,384)	$9,754	$150	$(1,780)	$6,456

The Exploration segment included $305 of costs incurred in Chile for the year ended March 31, 2023 (March 31, 2022 - $368).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

Three months ended March 31, 2022
	Corporate	Exploration	Guanaceví	Bolanitos	El Compas	Terronera	Total
Silver revenue	$-	$-	$37,627	$4,257	$-	$-	$41,884
Gold revenue	-	-	5,022	11,488	-	-	16,510
Less: smelting and refining costs	-	-	-	(654)	-	-	(654)
Total revenue	$-	$-	$42,649	$15,091	$-	$-	$57,740

Salaries, wages and benefits:
mining	$-	$-	$2,018	$1,952	$-	$-	$3,970
processing	-	-	908	554	-	-	1,462
administrative	-	-	1,406	900	-	-	2,306
stock based compensation	-	-	63	64	-	-	127
change in inventory	-	-	1,348	(37)	-	-	1,311
Total salaries, wages and benefits	-	-	5,743	3,433	-	-	9,176

Direct costs:
mining	-	-	6,049	3,129	-	-	9,178
processing	-	-	3,177	1,497	-	-	4,674
administrative	-	-	1,445	1,019	-	-	2,464
change in inventory	-	-	1,533	(177)	-	-	1,356
Total direct production costs	-	-	12,204	5,468	-	-	17,672

Depreciation and depletion:
depreciation and depletion	-	-	4,390	2,096	-	-	6,486
change in inventory	-	-	(480)	300	-	-	(180)
Total depreciation and depletion	-	-	3,910	2,396	-	-	6,306

Royalties	-	-	4,234	83	-	-	4,317

Total cost of sales	$-	$-	$26,091	$11,380	$-	$-	$37,471

Care and maintenance costs	-	-	-	-	190	-	190

Earnings (loss) before taxes	$2,036	$(1,684)	$16,558	$3,711	$(190)	$(1,532)	$18,899

Current income tax expense (recovery)	-	-	750	265	-	-	1,015
Deferred income tax expense (recovery)	-	-	5,286	936	-	-	6,222
Total income tax expense (recovery)	-	-	6,036	1,201	-	-	7,237

Net earnings (loss)	$2,036	$(1,684)	$10,522	$2,510	$(190)	$(1,532)	$11,662

The Exploration segment included $368 of costs incurred in Chile for the three months ended March 31, 2022 (March 31, 2021 - $498).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

16. INCOME TAXES

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,800) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,300) in taxes, MXN 17.7 million ($1,000) in inflationary charges, MXN 40.4 million ($2,200) in interest and MXN 23.0 million ($1,300) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 17.8 million ($1.0) and inflationary charges of MXN 26.6 million ($1,500) have accumulated.

Included in the Company's consolidated financial statements are net assets of $964 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of March 31, 2023, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consisted of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($600) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3,500 during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at March 31, 2023, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	61,650	61,650	61,650
Other investments	13,132	-	13,132	13,132
Trade and other receivables	5,030	909	5,939	5,939
Loans receivable	-		3,722	3,722
Total financial assets	18,162	66,281	84,443	84,443

Financial liabilities:
Accounts payable and accrued liabilites	4,140	31,313	35,453	35,453
Loans payable	-	12,936	12,936	12,936
Total financial liabilities	4,140	44,249	48,389	48,389

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1:

Other investments are comprised of marketable securities.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.  As a result, $12,971 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for any pending settlements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

Level 2:

The Company determines the fair value of the embedded derivatives related to its accounts and other receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

Level 3:

Included in other investments are share purchase warrants.  Fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $161 of these financial assets have been included in Level 3 of the fair value hierarchy.

Assets and liabilities as at March 31, 2023 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Financial assets:
Accounts and other receivables	-	5,030	-	5,030
Other investments	12,971	-	161	13,132
Total financial assets	12,971	5,030	161	18,162

Financial liabilities:
Deferred share units	4,028	-	-	4,028
Share appreciation rights	-	112	-	112
Total financial liabilities	4,028	112	-	4,140

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended March 31, 2023 and 2022

(unaudited – prepared by management)

(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Facsimile: (604) 685-9744 Facsimile: (604) 685-9744 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Christine West - Chief Financial Officer
Nicholas Shakesby - Vice President, Operations
Luis Castro - Vice-President, Exploration
Dale Mah - Vice-President, Corporate Development
Galina Meleger - Vice-President, Investor Relations
Bernard Poznanski - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP 19th Floor - 885 West Georgia Street Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 25